Exhibit 11

                                   TRIMAS CORPORATION AND SUBSIDIARIES
                                COMPUTATION OF EARNINGS PER COMMON SHARE
                                (In Thousands, Except Per Share Amounts)


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                                   Nine Months Ended      Three Months Ended
                                     September 30,           September 30,
                                   1997         1996      1997          1996

Primary:

   Net income                       $55,150     $46,390   $17,430     $14,440

   Weighted average common
     shares outstanding              40,009      36,644    41,329      36,644
   Dilution of stock options            334         327       350         333

   Weighted average common
     and common equivalent
     shares outstanding
     after assumed exercise
     of options                      40,343      36,971    41,679      36,977

   Primary earnings per
      common share                    $1.37       $1.25      $.42        $.39

Fully diluted:

    Net income                      $55,150     $43,390   $17,430     $14,440
    Add after tax convertible
      debenture related
      expenses                          300       2,760        -          920

    Net income as adjusted          $55,450     $49,150   $17,430     $15,360

    Weighted average common
      shares outstanding             40,009      36,644    41,329      36,644
    Dilution of stock options           357         345       357         345
    Addition from assumed
      conversion of convertible
      debentures                      1,320       5,083        -        5,083

    Weighted average common
      and common equivalent
      shares outstanding on
      a fully diluted basis          41,686      42,072    41,686      42,072

    Fully diluted earnings
      per common share                $1.33       $1.17      $.42        $.37

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